SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 25, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS REPORTS THAT ADV. EHUD SOL WILL APPLY TO THE COURT FOR THE APPROVAL OF A TRANSACTION SUBJECT  TO CLOSING CONDITIONS TO SELL THE COMPANY’S SHARES UNDER HIS RECEIVERSHIP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: November 25, 2021

PARTNER COMMUNICATIONS REPORTS THAT ADV. EHUD
SOL WILL APPLY TO THE COURT FOR THE APPROVAL OF
A TRANSACTION SUBJECT TO CLOSING CONDITIONS TO
SELL THE COMPANY’S SHARES UNDER HIS RECEIVERSHIP

ROSH HA'AYIN, Israel, November 25, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that Advocate Ehud Sol, as the permanent receiver over 49,862,800 of the Company’s shares held by S.B. Israel Telecom Ltd. (“SBIT”), that constitute approximately 27% of the Company’s issued and outstanding share capital (the “Shares”), notified SBIT and the Company on November 24, 2021 (the “Notice”), that he received on said date an offer to purchase the Shares from a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Offer) and that he supports the Offer and will apply to the Tel Aviv District Court in front of which the receivership proceedings are being conducted (the “Court”) for its approval. Additionally, the holders of the Fixed Rate Secured Notes of SBIT have informed Advocate Ehud Sol that they support the Offer.

According to the Notice, several Israeli institutional investors are joining the Offeror, and their payment commitments under the Offer are backed by a guarantee of entities in the Phoenix group.

The Notice states that the Offer includes customary closing conditions, including approval of the transaction by the Court and by the Ministry of Communications and the Competition Authority, and must close within 120 days of the date of the Court approval, with the Offeror having an option to extend by an additional 30 days, otherwise the transaction will terminate.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il